SHARP

SHARP CORPORATION

22-22 Nagaike-cho,Abeno-ku,Osaka
545-8522, Japan

June 25, 2002


03024306

Sharp Corporation
File No. 82-1116

Dear Sirs,

We would like to express our appreciation for your encouraging support of and interest in Sharp Corporation.

According to the Agreement, we herewith enclose the following documents.

	Number
- NOTICE OF RESOLUTIONS OF THE 109TH ORDINARY GENERAL MEETING OF SHAREHOLDERS	1

Yours very truly,

SHARP CORPORATION
Securities & Finance Dept.

(TRANSLATION FOR REFERENCE ONLY)

June 25, 2003

SHARP CORPORATION

NOTICE OF RESOLUTIONS OF THE 109TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you that the following were reported and resolved at the 109th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter called the " Company"), held on June 25, 2003.

DESCRIPTION

Report: The Business Report, Balance Sheets and Statements of Income for the 109th Term (from April 1, 2002 to March 31, 2003)

A report was made on the contents of the above statements.

Resolutions:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 109th Term

The proposal was approved and passed as originally proposed.
Regarding the dividends for the term, it was resolved that profits of 15 yen per share shall be distributed to shareholders for the term, an increase of 1 yen per share as compared to the dividends for the previous term, and that the dividends to be paid shall be 8 yen per share, since interim dividends of 7 yen per share have already been paid.

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

The proposal was approved and passed as originally proposed.
The summary of the amendments are as follows;

(1) Since the Law Concerning Amendments to Certain Provisions of the Commercial Code and the Special Laws for the Commercial Code regarding Audit of Joint Stock Company (Law No. 149 of 2001) became effective as of May 1, 2002, and thereby the terms of office of auditors have been extended from three years to four years, the Company made the necessary amendments to the current Articles of Incorporation.

(2) Since the Law Concerning Amendments to Certain Provisions of the Commercial Code (Law No. 44 of 2002) became effective as of April 1, 2003, the Company made the following amendments.

* A new system was introduced that allows shareholders with shares less than one unit (*tangen*) to request a company to transfer additional shares that would result in one unit together with already owned shares less than one unit pursuant to its Articles of Incorporation. To adopt this new system, the Company made the necessary amendments to the current Articles of Incorporation.

At the Board of Directors Meeting, after the Ordinary General Meeting of Shareholders, the following representative directors and directors who hold posts of responsibility were elected, and all of them have taken office.

Representative Director, President : Katsuhiko Machida
Representative Director, Corporate Senior Executive Vice President : Shigeo Misaka
Representative Director, Corporate Senior Executive Vice President : Hiroshi Saji
Representative Director, Corporate Senior Executive Vice President : Zempei Tani
Representative Director, Corporate Senior Executive Director : Buheita Fujiwara
Representative Director, Corporate Senior Executive Director : Akihiko Kumagai
Representative Director, Corporate Senior Executive Director : Terumasa Yoneda
Representative Director, Corporate Senior Executive Director : Toshishige Hamano
Representative Director, Corporate Senior Executive Director : Keiichi Miyata
Representative Director, Corporate Senior Executive Director : Masaaki Ohtsuka
Corporate Executive Director : Kensuke Yamada
Corporate Executive Director : Akira Mitarai
Corporate Executive Director : Toshiaki Urushisako
Corporate Executive Director : Yoichi Sakai
Corporate Executive Director : Shigeo Nakabu
Corporate Executive Director : Kenji Ohta

After the Ordinary General Meeting of Shareholders, the following Corporate Auditors were decided on by consultation among the statutory auditors, and both of them have taken office.

Corporate Auditor : Tomohiro Gonda
Corporate Auditor : Mitsuhiko Iwasaki

- End -